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                            November 10, 2022

       Thibaut Mongon
       Chief Executive Officer
       Kenvue Inc.
       One Johnson & Johnson Plaza
       New Brunswick, NJ 08933

                                                        Re: Kenvue Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
27, 2022
                                                            CIK No.: 0001944048

       Dear Thibaut Mongon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We acknowledge your revised disclosures in response to our prior comment 3, but reissue to the extent you have
not generally revised the summary to balance your numerous
                                                        statements of
leadership and strengths.
   2. We acknowledge your revised disclosures in response to our prior comment 4, but reissue to the extent that you
continue to state on pages 1, 86 and 110, that you help "consumers across the world live
healthier lives every day, from their very first day," without substantiation or
introducing these statements as your beliefs.
 Thibaut Mongon
Kenvue Inc.
November 10, 2022
Page 2
3. We note the revision on page 8 and acknowledge your response to our prior comment 6.
         Revise this disclosure to clarify your references to "medical and clinical teams," and explain whether the teams and studies you reference are sponsored by you or Johnson
         & Johnson. For example, revise to clarify what medical conditions were studied by the medical and clinical teams with respect to your Listerine and Baby CottonTouch Wash and Lotion products, or revise the language that implies they studied medical conditions.
         Clarify what you mean by "effectively nourish[ing]" an infant's skin microbiome, and on page 121, explain your statement that you are addressing skin sensitivity with
         "efficacious" solutions. At the top of page 9, clarify the nature of a "thermocosmetic therapeutic" product. Also to the extent applicable, balance your disclosure regarding these types of products by explaining that your product claims regarding efficacy are not subject to approval by the FDA or similar regulatory authorities.
Risk Factors
Volatility in the cost or availability of raw materials and other inputs for our products. . ., page
31

4.       We acknowledge your revised disclosures in response to prior comment
13. Please revise
         the heading of this risk factor to state that inflation has already adversely affected your results of operations. In addition, revise the hypothetical fourth sentence in the second paragraph to explain that in 2021, you were only able to partially offset inflation's effects with price increases.
15. Segments of Business and Geographic Areas, page F-36

5. We reference your response to comment 20. It is not clear to us that the guidance included in ASC 280-10-50-11 which provides criteria for an entity to determine its operating segments is relevant for purposes of the requirements to provide entity-wide disclosures about products and services. Please further explain the circumstances underlying your determination of how the breadth of your products are
         similar and can be combined at the same level as the operating segments for purposes of the entity-wide disclosures required by ASC 280-10-50-40.
General

6. We acknowledge your response to our prior comment 21. This Separation is a spinoff of
       Kenvue from Johnson & Johnson, and, as disclosed on page 52, "Johnson & Johnson has applied to receive a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Distribution, if pursued, will qualify as a transaction that is tax-free for U.S. federal income tax purposes
FirstName LastNameThibaut Mongon
       under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as
Comapany   NameKenvue
       amended            Inc. (emphasis added). Accordingly, please revise to
provide the tax
                 (the 'Code')."
       opinion
November       and associated
           10, 2022 Page 2 disclosure referenced in our prior comment. FirstName LastName
 Thibaut Mongon
FirstName
Kenvue Inc.LastNameThibaut Mongon
Comapany 10,
November   NameKenvue
              2022      Inc.
November
Page 3    10, 2022 Page 3
FirstName LastName
       You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Michael E. Mariani, Esq.